Exhibit 3.1

CERTIFICATE OF AMENDMENT OF
SEVENTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF
ROCKET PHARMACEUTICALS, INC.
PURSUANT TO SECTION 242 OF THE
GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

Rocket Pharmaceuticals, Inc., a Delaware corporation (the “Corporation”), hereby certifies as follows:

The Board of Directors of the Corporation (the “Board of Directors”), pursuant to Section 242 of the Delaware General Corporation Law (“DGCL”), has duly adopted a resolution setting forth the following proposed amendment (the “Amendment”) to the Corporation’s seventh amended and restated certificate of incorporation as currently in effect (the “Certificate of Incorporation”) and declared such amendment advisable, and the stockholders of the Corporation have duly approved and adopted the Amendment at the annual meeting of stockholders called and held upon notice in accordance with Section 222 and Section 242 of the DGCL. Accordingly, the Amendment has been duly adopted in accordance with Section 242 of the DGCL.

In order to effect such proposed amendment, ARTICLE IV of the Certificate of Incorporation is hereby amended by deleting the first paragraph of Article IV in its entirety and inserting the following paragraph in lieu thereof:

“The total number of shares of capital stock which the Corporation shall have authority to issue is One Hundred Eighty Five Million (185,000,000), of which (i) One Hundred Eighty Million (180,000,000) shares shall be a class designated as common stock, par value $0.01 per share (the “Common Stock”), and (ii) Five Million (5,000,000) shares shall be a class designated as undesignated preferred stock, par value $0.001 per share (the “Undesignated Preferred Stock”).”

IN WITNESS WHEREOF, this Certificate of Amendment has been executed by a duly authorized officer of the Corporation on this 20th day of June, 2024.

Rocket Pharmaceuticals, Inc.

By:	/s/ Gaurav Shah
Gaurav Shah
President and Chief Executive Officer